                                                                    EXHIBIT 28.1

Report of Independent Accountants

To the Stockholders and Board of Directors of Burlington Northern Santa Fe Corporation and Subsidiaries

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Burlington Northern Santa Fe Corporation and subsidiary companies at December 31, 1996 and the results of their operations and their cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The consolidated financial statements of Burlington Northern Santa Fe Corporation and subsidiary companies for the years ended December 31, 1995 and 1994 were audited by other independent accountants whose report dated February 15, 1996 expressed an unqualified opinion on those statements and included an explanatory paragraph that described the changes in the Company's method of accounting for periodic major locomotive overhauls in 1995 and for postemployment benefits in 1994 discussed in Note 4 to the financial statements.


Price Waterhouse LLP
Chicago, Illinois
February 7, 1997

CONSOLIDATED STATEMENT OF INCOME

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions, except per share data)
-------------------------------------------------------------------------------------------------
Year ended December 31,                                                  1996      1995      1994
-----------------------------------------------------------------      ------    ------    ------
Revenues                                                               $8,187    $6,163    $4,976
Operating expenses:
 Compensation and benefits                                              2,561     2,067     1,766
 Purchased services                                                       866       593       529
 Depreciation and amortization                                            760       520       362
 Equipment rents                                                          736       540       429
 Fuel                                                                     727       480       369
 Materials and other                                                      789       702       668
 Merger, severance and asset charges                                       --       735        --
                                                                       ------    ------    ------
     Total operating expenses                                           6,439     5,637     4,123
-----------------------------------------------------------------      ------    ------    ------
Operating income                                                        1,748       526       853
Interest expense                                                          301       220       155
Other income (expense), net                                                (7)       28        (3)
                                                                       ------    ------    ------
Income before income taxes                                              1,440       334       695
Income tax expense                                                        551       136       269
                                                                       ------    ------    ------
Income before extraordinary item and cumulative effect
 of change in accounting method                                           889       198       426
Extraordinary item, loss on early retirement of debt, net of tax           --        (6)       --
                                                                       ------    ------    ------
Income before cumulative effect of change in accounting method            889       192       426
Cumulative effect of change in accounting method, net of tax               --      (100)      (10)
                                                                       ------    ------    ------
Net income                                                             $  889    $   92    $  416
-----------------------------------------------------------------      ======    ======    ======
Primary earnings per common share:
 Income before extraordinary item and change in accounting method      $ 5.70    $ 1.66    $ 4.48
 Extraordinary item                                                        --      (.05)       --
 Change in accounting method                                               --      (.94)     (.11)
                                                                       ------    ------    ------
   Primary earnings per common share                                   $ 5.70    $ 0.67    $ 4.37
-----------------------------------------------------------------      ======    ======    ======
 Average shares (in millions)                                           156.0     106.7      90.2
Fully diluted earnings per common share:
 Income before extraordinary item and change in accounting method      $ 5.70    $ 1.66    $ 4.38
 Extraordinary item                                                        --      (.05)       --
 Change in accounting method                                               --      (.94)     (.11)
                                                                       ------    ------    ------
   Fully diluted earnings per common share                             $ 5.70    $ 0.67    $ 4.27
-----------------------------------------------------------------      ======    ======    ======
 Average shares (in millions)                                           156.0     106.7      97.5

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEET

Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)
------------------------------------------------------------------------------------------------
December 31,                                                                     1996       1995
-----------------------------------------------------------------------       -------    -------
ASSETS
Current assets:
 Cash and cash equivalents                                                    $    47    $    50
 Accounts receivable, net                                                         711        620
 Materials and supplies                                                           222        220
 Current portion of deferred income taxes                                         307        320
 Other current assets                                                              44         54
                                                                              -------    -------
   Total current assets                                                         1,331      1,264

Property and equipment, net                                                    17,633     16,001
Other assets                                                                      882      1,004
                                                                              -------    -------
     Total assets                                                             $19,846    $18,269
-----------------------------------------------------------------------       =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable and other current liabilities                               $ 2,146    $ 2,289
 Long-term debt due within one year                                               165         80
                                                                              -------    -------
   Total current liabilities                                                    2,311      2,369

Long-term debt and commercial paper                                             4,546      4,153
Deferred income taxes                                                           4,729      4,233
Casualty and environmental liabilities                                            543        626
Employee merger and separation costs                                              466        530
Other liabilities                                                               1,270      1,321
                                                                              -------    -------
   Total liabilities                                                           13,865     13,232
-----------------------------------------------------------------------       -------    -------
Commitments and contingencies (see Notes 3, 12 and 13)
Stockholders' equity:
 Common stock, $.01 par value, 300,000,000 shares authorized;
   154,198,088 shares and 149,649,930 shares issued, respectively                   2          1
 Additional paid-in capital                                                     4,838      4,606
 Retained earnings                                                              1,165        459
 Treasury stock, at cost, 196,122 shares and 44,713 shares, respectively          (16)        (3)
 Other                                                                             (8)       (26)
                                                                              -------    -------
   Total stockholders' equity                                                   5,981      5,037
                                                                              -------    -------
     Total liabilities and stockholders' equity                               $19,846    $18,269
-----------------------------------------------------------------------       =======    =======

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows


Burlington Northern Santa Fe Corporation and Subsidiaries
(Dollars in millions)
------------------------------------------------------------------------------------------
Year ended December 31,                                          1996       1995     1994
------------------------------------------------------------   -------    -------    -----
OPERATING ACTIVITIES
 Net income                                                    $   889    $    92    $ 416
 Adjustments to reconcile net income to net
   cash provided by operating activities:
     Cumulative effect of change in accounting method               --        100       10
     Depreciation and amortization                                 760        520      362
     Deferred income taxes                                         453       (112)     126
     Merger, severance and asset charges                            --        735       --
     Employee merger and separation costs paid                    (183)      (118)      --
     Other, net                                                    (62)        51        9
 Changes in current assets and liabilities, excluding SFP
   assets/liabilities acquired:
     Accounts receivable, net                                     (100)        63     (108)
     Materials and supplies                                         (2)       (42)     (13)
     Other current assets                                           (6)        (5)      (5)
     Accounts payable and other current liabilities                122        132       11
                                                               -------    -------    -----
       Net cash provided by operating activities                 1,871      1,416      808
----------------------------------------------------------     -------    -------    -----
INVESTING ACTIVITIES
 Cash used for capital expenditures                             (2,234)      (890)    (698)
 Purchase of SFP, net of cash acquired                              --       (488)     (18)
 Other, net                                                        (10)        12       16
                                                               -------    -------    -----
   Net cash used for investing activities                       (2,244)    (1,366)    (700)
----------------------------------------------------------     -------    -------    -----
FINANCING ACTIVITIES
 Net (decrease) increase in commercial paper                       (78)       895       64
 Proceeds from issuance of long-term debt                          626      1,294      310
 Payments on long-term debt                                       (103)    (2,071)    (346)
 Dividends paid                                                   (184)      (129)    (129)
 Proceeds from stock options exercised                             118         25        6
 Other, net                                                         (9)       (41)      (3)
                                                               -------    -------    -----
   Net cash provided by (used for) financing activities            370        (27)     (98)
                                                               -------    -------    -----
Increase (decrease) in cash and cash equivalents                    (3)        23       10
Cash and cash equivalents:
 Beginning of year                                                  50         27       17
                                                               -------    -------    -----
 End of year                                                   $    47    $    50    $  27
----------------------------------------------------------     =======    =======    =====
SUPPLEMENTAL CASH FLOW INFORMATION
 Interest paid, net of amounts capitalized                     $   306    $   228    $ 149
 Income taxes paid, net of refunds                                  69        250      128
 Assets financed through capital lease obligations                  43        140       50
 Noncash consideration for purchase of SFP:
   Net assets acquired                                                    $ 3,319
   Cash paid                                                                 (532)
   Cash acquired                                                               26
                                                                          -------
     Noncash consideration                                                $ 2,813
----------------------------------------------------------     =======    =======    =====

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Burlington Northern Santa Fe Corporation and Subsidiaries
(Shares in thousands. Dollars in millions, except per share data.)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Convertible
                                                                   Preferred        Common
                                                                   Stock and     Stock and
                                                   Outstanding    Additional    Additional
                                                        Common       Paid-in       Paid-in   Retained    Treasury
                                                        Shares       Capital       Capital   Earnings       Stock   Other    Total
--------------------------------------------------------------    ----------    ----------   --------    --------   ------   -------
Balance at December 31, 1993                            88,796         $ 337        $1,421     $  198        $ (4)    $(33)  $1,919
Net income                                                                                        416                           416
Dividends:
 Common stock, $1.20 per share                                                                   (107)                         (107)

 Convertible preferred stock, $3.125 per share                                                    (22)                          (22)

Adjustments associated with unearned
 compensation, restricted stock                            178                          12                     (1)               11
Exercise of stock options and related tax benefit          184                           8                                        8
Equity adjustment from minimum pension
 liability                                                                                                               9        9
Other                                                       66                           3                                        3
--------------------------------------------------------------    ----------    ----------   --------    --------   ------   -------

Balance at December 31, 1994                            89,224           337         1,444        485          (5)     (24)   2,237
Net income                                                                                         92                            92
Purchase of SFP:
 Common stock issued                                    52,004                       2,652                                    2,652
 Value of outstanding SFP stock options                                                119                                      119
Conversion and redemption of convertible
 preferred stock for common stock                        7,313          (337)          335                                       (2)

Dividends:
 Common stock, $1.20 per share                                                                   (123)                         (123)

 Convertible preferred stock, $3.125 per share                                                    (21)                          (21)

Adjustments associated with unearned
 compensation, restricted stock                            243                          13                      2       16       31
Exercise of stock options and related tax benefit          778                          39                     (3)               36
Equity adjustment from minimum pension
 liability                                                                                                             (18)     (18)

Cost to equity investment adjustment                                                               26                            26
Other                                                       43                           5                      3                 8
--------------------------------------------------------------    ----------    ----------   --------    --------   ------   -------

Balance at December 31, 1995                           149,605            --         4,607        459          (3)     (26)   5,037
Net income                                                                                        889                           889
Common stock dividends, $1.20 per share                                                          (183)                         (183)

Adjustments associated with unearned
 compensation, restricted stock                            539                           8                     (2)       3        9
Exercise of stock options and related tax benefit        3,454                         191                    (11)              180
Equity adjustment from minimum pension
 liability                                                                                                              15       15
Acquisition of a subsidiary                                363                          31                                       31
Other                                                       41                           3                                        3
--------------------------------------------------------------    ----------    ----------   --------    --------   ------   -------

Balance at December 31, 1996                           154,002         $  --        $4,840     $1,165        $(16)    $ (8)  $5,981
--------------------------------------------------------------    ==========    ==========   ========    ========   ======   =======

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Burlington Northern Santa Fe Corporation and Subsidiaries

1. ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Burlington Northern Santa Fe Corporation and its majority-owned subsidiaries (collectively BNSF or Company). BNSF was incorporated in Delaware on December 16, 1994, for the purpose of effecting a business combination between Burlington Northern Inc.
(BNI) and Santa Fe Pacific Corporation (SFP) which was consummated on September 22, 1995. The principal subsidiaries of BNI and SFP were Burlington Northern Railroad Company (BNRR) and The Atchinson, Topeka and Santa Fe Railway Company
(ATSF), respectively. Effective December 1996, BNI was merged with and into SFP, and ATSF merged with and into BNRR and the name was changed to The Burlington Northern and Santa Fe Railway Company (BNSF Railway). The accompanying BNSF consolidated statements of income and cash flows for the years ended December 31, 1996, 1995 and 1994 include BNSF's results and cash flows for the year ended December 31, 1996, BNI's results and cash flows for the years ended December 31, 1995 and 1994, and SFP's results and cash flows from September 22, 1995 through December 31, 1995. All significant intercompany accounts and transactions have been eliminated. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.

RECLASSIFICATIONS

Certain comparative prior year amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation.

CASH AND CASH EQUIVALENTS

All short-term investments with original maturities of less than 90 days are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

MATERIALS AND SUPPLIES

Materials and supplies consist mainly of diesel fuel and repair parts for equipment and other railroad property and are valued at the lower of average cost or market.

PROPERTY AND EQUIPMENT

Property and equipment are depreciated and amortized on a straight-line basis over their estimated useful lives. Upon normal sale or retirement of depreciable railroad property, cost less net salvage is charged to accumulated depreciation and no gain or loss is recognized. Significant premature retirements are recorded as gains or losses at the time of their occurrence. Expenditures which significantly increase asset values or extend useful lives are capitalized. Repair and maintenance expenditures are charged to operating expense when the work is performed. Property and equipment are stated at cost including property values of SFP, which were adjusted in applying purchase accounting. Additionally, the Company incurs certain direct labor, contract service, purchased software and other costs associated with the development and installation of computer software. Costs for newly developed software or significant enhancements to existing software are typically capitalized. Research, operations and maintenance costs are charged to operating expense when the work is performed.

REVENUE RECOGNITION

Transportation revenues are recognized based upon the proportion of service provided.
                                       6

EARNINGS PER COMMON SHARE

Primary earnings per common share are computed by dividing net income, after deduction of preferred stock dividends, by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents are computed using the treasury stock method. Fully diluted earnings per common share are computed by dividing net income by the weighted average number of common shares and common share equivalents outstanding. During 1995 and 1994, the if-converted method was used for convertible preferred stock when computing fully diluted earnings per common share. For the year ended December 31, 1995, the computation of fully diluted earnings per share was antidilutive; therefore, the amounts reported for primary and fully diluted earnings per share were the same.


2. ACQUISITION OF SFP

On June 29, 1994, BNI and SFP entered into an Agreement and Plan of Merger (as amended, the Merger Agreement) pursuant to which SFP would merge with BNI in the manner set forth below (the Merger). Stockholders of BNI and SFP approved the Merger Agreement at special stockholders' meetings held on February 7, 1995. On August 23, 1995, the Interstate Commerce Commission issued a written decision approving the Merger and on September 22, 1995 the Merger was consummated.

  Pursuant to the Merger Agreement, BNI and SFP commenced tender offers (together, the Tender Offer) to acquire 25 million and 38 million shares of SFP common stock, respectively, at $20 per share in cash. During 1995, SFP borrowed $1.0 billion under a credit facility of which $760 million of the proceeds were used to purchase the 38 million shares pursuant to the Tender Offer. In addition, BNI borrowed $500 million under a credit facility to finance BNI's purchase of SFP common stock in the Tender Offer. The Tender Offer was completed on February 21, 1995.

  To ensure that the transaction contemplated by the Merger Agreement qualified as a tax-free transaction for federal income tax purposes, the parties utilized the holding company structure. Under the holding company structure, BNSF created two subsidiaries. One subsidiary merged with and into BNI, and the other subsidiary merged with and into SFP. The holding company structure had the same economic effect with respect to the stockholders of BNI and SFP as would have a direct merger of BNI and SFP.

  The 1995 business combination with SFP was accounted for by the purchase method. As such, the accompanying consolidated financial statements include assets, liabilities and financial results of SFP after Merger consummation. The following summarizes the purchase price (dollars in millions, except per share data, and shares in thousands):


BNI investment in SFP at September 22, 1995                   $    516
Shares of SFP common stock outstanding
 at September 22, 1995                            151,396
Less SFP shares held by BNI                       (25,000)
                                                 --------
Remaining SFP shares outstanding                  126,396
Exchange ratio                                      .4114
                                                 --------
Shares of BNSF common stock issued                 52,000
Per share value of BNSF common stock             $     51
                                                 --------
Total value of BNSF common stock issued                          2,652
Value of outstanding SFP stock options                             119
BNI direct acquisition costs                                        32
                                                              --------
 Purchase price                                               $  3,319
                                                              ========

  The purchase price was calculated based on an estimated fair value of BNSF common stock of $51 per share. The fair value was determined from the average of the daily closing prices of BNI common stock for the five trading days immediately preceding and the five trading days immediately following approval of the Merger by BNI and SFP shareholders which occurred on February 7, 1995.

The effects of the acquisition on the consolidated balance sheet, including the fair value adjustments, were as follows (in millions):

Property and equipment, net      $ 9,409
Other assets                         886
Deferred income taxes             (2,936)
Long-term debt                    (2,034)
Other liabilities                 (2,006)
                                 -------
 Net assets acquired             $ 3,319
                                 =======

  The purchase price allocation included $138 million for anticipated nonrecurring costs and expenses for severance and relocation of prior SFP employees and the planned disposition of excess SFP office space and other SFP assets.

  The consolidated pro forma results presented below were prepared as if the Merger had occurred on January 1, 1994 and include the historical results of BNI and SFP, excluding the after-tax effect of $309 million for merger-related charges recorded by BNI in 1995. Additionally, the consolidated pro forma results include the effects of purchase accounting adjustments and the Tender Offer. Pro forma adjustments reflecting merger benefits are not included. This unaudited consolidated pro forma information is not necessarily indicative of the results of operations that might have occurred had the Merger actually taken place on the date indicated, or of future results of operations of the combined entities (dollars in millions, except per share data):

Year ended December 31,                  1995     1994
-----------------------                 ------   ------
Revenues                                $8,150   $7,657
Operating expenses                       6,824    6,465
Income before extraordinary items          605      536
Net income(1)                              499      549
Primary earnings per share:
 Income before extraordinary items      $ 4.00   $ 3.63
 Net income                               3.27     3.72
Fully diluted earnings per share:
 Income before extraordinary items      $ 3.94   $ 3.59
 Net income                               3.25     3.67

(1) Pro forma 1995 results include approximately $230 million (pre-tax) related to the merger severance and asset charge which are not considered directly attributable to the Merger. Additionally, pro forma net income includes the $100 million cumulative effect for the change in accounting for locomotive overhauls for years prior to 1995 and a $25 million reduction for the effect of the change on 1995. Also, 1995 pro forma net income includes the $6 million extraordinary charge for retirement of debt. Pro forma 1994 net income includes a $10 million reduction for a change in accounting.

3. MERGER, SEVERANCE AND ASSET CHARGES

Included in the Consolidated Statement of Income for 1995 were operating expenses of $735 million related to merger, severance and asset costs. Significant components included in these costs are described below.

  Employee-related costs of $287 million were recorded related to BNSF's plan to centralize the majority of its union clerical functions which was approved in 1995. This plan includes the reduction of approximately 1,600 employees which, among other things, requires installation of common information systems. The Company and the union entered into an implementation agreement which allows the Company to abolish the positions and provide separation benefits to affected employees. Benefits paid to affected employees may be in the form of lump-sum payments or payments made over several years depending on the seniority level and election of the employee. Implementation of the plan began in 1996;
however, the plan is not expected to be fully implemented until 1998 due to the geographical complexity of the combined rail system, and the time required to finish development and installation of common systems. Approximately 500 positions were abolished in 1996 and the remaining position reductions are expected to occur during 1997 and 1998. No comparable costs were accrued in applying purchase accounting, as ATSF's operations had previously been centralized. Also, no provision for voluntary separation or severance costs above those provided was included in the 1995 charge. Presently, the magnitude of any future expense is unknown. Additionally, relocation costs for clerical employees are charged to expense in the period incurred.

  Costs of $254 million were recorded for salaried employees and reflect severance, pension and other employee benefits, and costs for employee relocations incurred during the period. Severance, pension and other employee benefit costs of $231 million reflect the elimination of approximately 1,000 former BNI employees. Most of these positions were eliminated in 1995 and 1996. Additional components of salaried employee costs include special termination benefits to be received under the Company's retirement plan and expenses related to restricted stock which vested upon approval of the Merger. Relocation expenses of $23 million reflect costs incurred in 1995 for relocating approximately 300 former BNI employees.

  Costs of $105 million were included for branch line dispositions reflecting the write-off of the net book value of the lines at the anticipated disposal date, less estimated net proceeds. Approximately 75 line segments, covering 3,300 miles of former BNI lines were included, of which approximately 2,000 miles were disposed of during 1996. Remaining costs of $89 million included in the $735 million charge related to obligations at leased facilities, a majority of which have been vacated, and the write-off of duplicate and excess assets including computer hardware and software and certain facilities.

  Additional accruals of $138 million were recorded through purchase accounting related to former SFP employees and assets. Approximately $105 million of these costs related to termination of approximately 500 salaried employees for severance payments and special termination benefits to be received under the Company's retirement and health and welfare plans. Salaried employee costs also include amounts to relocate approximately 500 former SFP employees. The remaining $33 million of costs relate to the sale or abandonment of 500 miles of branch lines, rents on vacated leased facilities and the write-off of excess assets.

  Current and long-term employee merger and separation liabilities totaling $580 million are included in the consolidated balance sheet at December 31, 1996 and principally represent employee-related costs for the centralization of clerical functions, as well as remaining liabilities for actions taken by ATSF in prior periods. The majority of these prior ATSF costs are associated with deferred benefits payable upon separation or retirement to certain active conductors and trainmen incurred in connection with an agreement which, among other things, reduced crew sizes. Additionally, certain locomotive engineers are eligible for a deferred benefit payable upon separation or retirement, associated with an agreement with ATSF which allowed for more flexible work rules.

  During 1996, BNSF paid $183 million for i) employee merger and separation payments, principally related to the reduction of approximately 1,000 salaried employees and 500 clerical employees, ii) salaried employee relocations committed to in 1995, and iii) deferred benefits for ATSF conductors, trainmen and locomotive engineers. At December 31, 1996, $114 million of the remaining accrual is included within current liabilities for anticipated costs to be paid in 1997. The remaining costs are expected to be paid over the next several years, except for certain costs related to conductors, trainmen and locomotive engineers of ATSF which will be paid upon the employees' separation or retirement, as well as certain benefits for clerical employees which may be paid on an installment basis, generally over five to ten years.


4. ACCOUNTING CHANGES

Effective January 1, 1995, BNSF changed its method of accounting for periodic major locomotive overhauls. Under the new method, costs of owned locomotives relating to components requiring major overhaul are depreciated, on a straight-line basis, to the first major overhaul date. The remaining cost of the owned locomotive is depreciated, on a straight-line basis, over the estimated economic life of the locomotive.

  The cost of overhauls on owned units are then capitalized when incurred and depreciated, on a straight-line basis, until the next anticipated overhaul. In addition, estimated costs for major overhauls on leased units are accrued on a straight-line basis over the life of the leases. BNSF previously expensed locomotive overhauls when the costs were incurred. BNSF believes that this change is preferable because it improves the matching of expenses incurred to revenues earned. The cumulative effect of this change on years prior to 1995 was a reduction in net income of $100 million (net of a $63 million income tax benefit), or $.94 per share (primary and fully diluted). The effect of this change for the year ended December 31, 1995, was to reduce income before extraordinary item and cumulative effect of change in accounting method by $25 million or $.23 per share (primary and fully diluted). The pro forma effect of this change on 1994 would have been to reduce net income by $26 million or $.29 per share primary, and $.27 per share fully diluted.

  Effective January 1, 1994, BNSF adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect, net of $7 million income tax benefit, of this change in accounting attributable to years prior to 1994, was to decrease 1994 net income by $10 million, or $.11 per common share.


5. OTHER INCOME (EXPENSE), NET

Other income (expense), net includes the following (in millions):


Year ended December 31,                          1996     1995     1994
------------------------------------------      -----    -----    -----
Equity in earnings of pipeline partnership      $  24    $   9    $ --
Gain on property dispositions                      23       12       15
Interest income                                     2        8        3
Accounts receivable sale fees                     (14)      (4)      (9)
BNI's equity in earnings of SFP prior
 to consummation of the Merger                     --       16       --
Miscellaneous, net                                (42)     (13)     (12)
------------------------------------------      -----    -----    -----
 Total                                          $  (7)   $  28    $  (3)
                                                =====    =====    =====

6. INCOME TAXES

Income tax expense, excluding the cumulative effect of change in accounting method and extraordinary item, was as follows (in millions):

Year ended December 31,       1996    1995     1994
-----------------------      -----   -----    -----
Current:
 Federal                     $  81   $ 216    $ 124
 State                          17      32       19
                             -----   -----    -----
                                98     248      143
                             -----   -----    -----
Deferred:
 Federal                       396    (101)     109
 State                          57     (11)      17
                             -----   -----    -----
                               453    (112)     126
                             -----   -----    -----
 Total                       $ 551   $ 136    $ 269
                             =====   =====    =====

  Reconciliation of the federal statutory income tax rate to the effective tax rate, excluding the cumulative effect of change in accounting method and extraordinary item, was as follows:

Year ended December 31,                                          1996      1995       1994
-------------------------------------------------------         ------   -------    -------
Federal statutory income tax rate                                35.0%      35.0%      35.0%
State income taxes,
 net of federal tax benefit                                       3.4        4.0        3.4
Other, net                                                       (0.1)       1.7        0.3
-------------------------------------------------------         ------   -------    -------
 Effective tax rate                                              38.3%      40.7%      38.7%
-------------------------------------------------------         ======   =======    =======
 The components of deferred tax assets and liabilities
 were as follows (in millions):
December 31,                                                                1996       1995
-------------------------------------------------------                  -------    -------
Deferred tax liabilities:
 Depreciation and amortization                                           $(5,110)   $(5,076)
 Other                                                                      (397)      (249)
-------------------------------------------------------                  -------    -------
   Total deferred tax liabilities                                         (5,507)    (5,325)
-------------------------------------------------------                  -------    -------
Deferred tax assets:
 Casualty and environmental liabilities                                      300        360
 Employee merger and separation costs                                        214        359
 Postretirement benefits                                                      96         88
 Non-expiring AMT credit carryforwards                                        44        124
 Pensions                                                                     16         69
 Other                                                                       415        412
-------------------------------------------------------                  -------    -------
   Total deferred tax assets                                               1,085      1,412
-------------------------------------------------------                  -------    -------
   Net deferred tax liability                                            $(4,422)   $(3,913)
-------------------------------------------------------                  =======    =======
Noncurrent deferred income tax liability                                 $(4,729)   $(4,233)
Current deferred income tax asset                                            307        320
-------------------------------------------------------                  -------    -------
   Net deferred tax liability                                            $(4,422)   $(3,913)
-------------------------------------------------------                  =======    =======

                                      11

  In 1996 and 1994, tax expense of $9 million and $6 million, respectively, related to the adjustment to reduce the minimum pension liability was allocated directly to stockholders' equity. In 1995, tax benefits of $11 million related to the adjustment to recognize the minimum pension liability was allocated directly to stockholders' equity.

  BNSF filed its first federal consolidated income tax return for 1995. BNI's and SFP's federal income tax returns have been examined through 1991 and 1992, respectively. All years prior to 1986 are closed for BNI and SFP. Issues relating to the years 1986-1992 are being contested through various stages of administrative appeal. In addition, BNSF and its subsidiaries have various state income tax returns in the process of examination, administrative appeal or litigation. Management believes that adequate provision has been made for any adjustment that might be assessed for open years through 1996.


7. ACCOUNTS RECEIVABLE, NET

A special purpose subsidiary of BNSF Railway has sold, with limited recourse, variable rate certificates which mature in December 1999 evidencing undivided interests in an accounts receivable master trust. The master trust's assets include an ownership interest in a revolving portfolio of BNSF Railway's accounts receivable which are used to support the certificates. At December 31, 1996, $280 million of certificates sold were outstanding and were supported by receivables in the master trust of $347 million. A maximum of $300 million of certificates can be sold if the master trust balance is increased by receivables which are eligible for sale. BNSF Railway has retained the collection responsibility with respect to the accounts receivable held in trust. BNSF Railway is exposed to credit loss related to collection of accounts receivable to the extent that the amount of receivables in the master trust exceeds the amount of certificates sold. Upon the merger of ATSF and BNRR, BNRR's receivables were added to the accounts receivable master trust, effective January 1, 1997, but the $300 million maximum amount of certificates which can be sold was not increased. Costs related to such agreements vary on a monthly basis and are generally related to certain interest rates. These costs are included in Other income (expense), net.

  BNSF maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable, including accounts receivable sold. Allowances for doubtful accounts of $57 million and $50 million have been recorded at December 31, 1996 and 1995, respectively.

8.  PROPERTY AND EQUIPMENT, NET

Property and equipment, net (in millions), and the weighted average annual depreciation rate (%) was as follows:

                                                                    Depreciation
December 31,                                1996         1995        Rate-1996
--------------------------------          --------     -------     -------------
Land                                      $ 1,418      $ 1,379           --
Track structure                             9,668        8,951           3.5%
Other roadway                               7,231        6,598           2.8
Locomotives                                 1,525        1,231           6.9
Freight cars and other equipment            1,879        1,856           4.5
Computer hardware and software                402          319          18.1
--------------------------------          --------     -------     -------------
 Total cost                                22,123       29,334
Less accumulated depreciation
 and amortization                          (4,490)      (4,333)
--------------------------------          --------     -------
 Property and equipment, net              $17,633      $16,001
                                          ========     =======

  The consolidated balance sheet at December 31, 1996 and 1995 included $471 million and $200 million, respectively, for property and equipment under capital leases.

  In the first quarter of 1996, BNSF adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The adoption of SFAS No. 21 had no impact on the Company's financial position or 1996 results of operations.

9.  ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities consisted of the following (in millions):


December 31,                                                1996         1995
----------------------------------------------------      --------     -------
Accounts and wages payable                                $  581       $  519
Casualty and environmental liabilities                       267          290
Accrued vacations                                            148          141
Taxes other than income taxes                                125          143
Equipment leases                                             118           83
Employee merger and separation costs                         114          215
Other                                                        793          898
----------------------------------------------------      ------       ------
 Total                                                    $2,146       $2,289
                                                          ======       ======


10.  DEBT

Debt outstanding was as follows (in millions):


December 31,                                  1996      1995
----------------------------------          -------   --------
Notes and Debentures
 7% debentures, due 2025                    $  350    $  350
 6 3/8% notes, due 2005                        300       300
 Pipeline exchangeable debentures,
   11.2% (variable), due 2010                  219       219
 8 3/4% debentures, due 2022                   200       200
 7.29% debentures, due 2036                    200        --
 6 7/8% debentures, due 2016                   175        --
 7.40% notes, due 1999                         150       150
 7% notes, due 2002                            150       150
 7 1/2% debentures, due 2023                   150       150
 8 3/8% notes, due 2001                        100       100
 8 5/8% notes, due 2004                        100       100
 Other                                          28        29
Mortgage Bonds
 Consolidated mortgage bonds,
   3 1/5% to 9 1/4%, due 2006 to 2045          321       321
 General mortgage bonds, 3 1/8% and
   2 5/8%, due 2000 and 2010, respectively      62        62
 Prior lien railway and land grant bonds,
   4%, due 1997                                 57        57
 General lien railway and land grant bonds,
   3%, due 2047                                 35        35
 Mortgage notes, 10.325%, due 1997 to 2014      31        32
 First mortgage bonds, series A, 4%, due 1997   20        20
 Mortgage notes, 8 5/8%, due 2008               18        20

Commercial Paper and Bank Borrowings
 Commercial paper, 5.6% (variable)             907       985
 Bank borrowings, 5.6% (variable)               65        85
Equipment Obligations
 Equipment obligations, weighted average
   rate of 8.02%, due 1997 to 2013             629       661
 Capitalized lease obligations, weighted
   average rate of 6.87%, expiring 1997
   to 2009                                     400       154
Unamortized purchase accounting adjustment     101       114
Unamortized discount                           (57)      (61)
------------------------------------------  ------    ------
    Total                                   $4,711    $4,233
Less: Current portion of long-term debt       (165)      (80)
------------------------------------------  ------    ------
 Long-term debt                             $4,546    $4,153
                                            ======    ======

  BNSF maintains a program for the issuance, from time to time, of commercial paper. These borrowings are supported by bank revolving credit agreements. Outstanding commercial paper balances are considered as reducing available borrowings under these agreements. The bank revolving credit agreements allow borrowings of up to $500 million on a short-term basis and $1.5 billion on a long-term basis. Annual facility fees are currently .075 percent and .11 percent, respectively, and are subject to change based upon changes in BNSF's senior unsecured debt ratings. Borrowing rates are based upon i) LIBOR plus a spread based upon BNSF's senior unsecured debt ratings, ii) money market rates offered at the option of the lenders, or iii) an alternate base rate. The commitments of the lenders to make loans are currently scheduled to expire on November 14, 1997 and November 15, 2001, respectively. At December 31, 1996, there were no borrowings against the long-term revolving credit agreement, and the maturity value of commercial paper outstanding was $916 million, leaving a total of $584 million of the long-term revolving credit agreement available and $500 million of the short-term revolving credit agreement available. A significant portion of commercial paper has been hedged to fixed interest rates through interest rate swap transactions (see Note 12: Hedging activities, leases and other commitments).

  The financial covenants of the bank revolving credit agreements require that BNSF's consolidated tangible net worth, as defined in the agreements, be at least $4.4 billion, and that its debt cannot exceed 55 percent of its consolidated total capital, as defined in the agreements. BNSF was in compliance with these financial covenants at December 31, 1996.

  In February 1996, BNSF issued $175 million of 6.875% debentures due February 15, 2016. In June 1996, BNSF issued $200 million of 7.29% debentures due June 1, 2036. The net proceeds from the sale of these debentures were used for general corporate purposes including the repayment of short-term debt. Both debentures were issued under a BNSF shelf registration which, after being increased by $500 million during the year, has $475 million remaining. In October 1996, BNSF filed a prospectus supplement under this shelf registration to provide for the issuance from time to time of up to $475 million principal amount of the Company's Series A medium-term notes.

  In December 1995, BNSF issued $300 million of 6 3/8% notes due December 15, 2005 and $350 million of 7% debentures due December 15, 2025 under the shelf registration statement. The net proceeds from the sale of the notes and debentures were used for general corporate purposes, including but not limited to the repayment of commercial paper and short-term bank loans. During the course of 1995, the Company entered into various interest rate swap agreements with a principal amount of $500 million, for the purpose of establishing rates in anticipation of debt issuances under the shelf registration statement. The swaps were anticipated to hedge $250 million of 10-year debt and $250 million of 30-year debt. In conjunction with the fourth quarter 1995 issuance of 10-year 6 3/8% notes and 30-year 7% debentures, the Company closed out the swap transactions which resulted in losses of $13 million and $15 million, respectively. The losses were deferred and are being recognized over the term of the borrowings.

  Additionally, in December 1995, BNSF defeased its 9% debentures by placing $166 million of U.S. government securities into an irrevocable trust for the purpose of repaying the debentures in April 1996. The defeasance of debt resulted in an extraordinary charge of $6 million, net of applicable income tax benefits of $3 million, principally reflecting the call premium on the debt.

  In 1996, BNRR and ATSF completed cross-border leveraged leases of equipment for a total amount of $311 million which were recorded as capital lease obligations. These transactions included the issuance of $242 million of equipment secured debt. In 1995, BNRR completed cross-border leveraged leases of equipment for a total amount of $136 million which were recorded as capital lease obligations. These transactions included the issuance of $108 million of equipment secured debt.

  In November 1994, BNRR entered into a $150 million three-year term loan facility agreement. In November 1995, this debt was repaid through the issuance of commercial paper by BNRR. In May 1994, BNI issued $150 million of 7.4% notes due May 15, 1999.

  Aggregate long-term debt scheduled maturities are $165 million, $98 million, $237 million, $116 million and $1,154 million for 1997 through 2001, respectively. Commercial paper borrowings of $907 million are included in maturities for 2001.

  Substantially all BNSF Railway properties and certain other assets are pledged as collateral to, or are otherwise restricted under, the various BNSF Railway long-term debt agreements. Equipment obligations and capital leases are secured by the underlying equipment.

  In addition, an indirect wholly-owned subsidiary of BNSF is contingently liable as general partner for $355 million of long-term debt issued by Santa Fe Pacific Pipeline Partners, L.P. (Pipeline Partnership). The subsidiary holds a 42 percent limited partner interest and a 2 percent general partner interest in the Pipeline Partnership which it accounts for under the equity method. The pipeline exchangeable debentures are exchangeable for BNSF's limited partnership interest in the Pipeline Partnership. BNSF's investment in the Pipeline Partnership was $283 million and $291 million at December 31, 1996 and 1995, respectively.

11.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of BNSF's financial instruments at December 31, 1996 and 1995 and the methods and assumptions used to estimate the fair value of each class of financial instruments held by BNSF, were as follows:


CASH AND CASH EQUIVALENTS

The carrying amount approximated fair value because of the short maturity of these instruments.

LONG-TERM DEBT AND COMMERCIAL PAPER

The fair value of BNSF's long-term debt was primarily based on quoted market prices for the same or similar issues, or on the current rates that would be offered to BNSF for debt of the same remaining maturities. The carrying amount of commercial paper approximated fair value because of the short maturity of these instruments. The carrying amounts of BNSF's long-term debt and commercial paper at December 31, 1996 and 1995 were $4,711 million and $4,233 million, respectively, while the estimated fair values at December 31, 1996 and 1995 were $4,721 million and $4,412 million, respectively.

12.  HEDGING ACTIVITIES, LEASES AND OTHER COMMITMENTS
HEDGING ACTIVITIES
FUEL

BNSF has a program to hedge against fluctuations in the price of its diesel fuel purchases. This program includes various commodity swap transactions which are accounted for as hedges. Any gains or losses associated with changes in market value of these hedges are deferred and recognized as a component of fuel expense in the period in which the hedged fuel is purchased and used. To the extent BNSF hedges portions of its fuel purchases, it may not fully benefit from decreases in fuel prices.

  As of February 7, 1997, BNSF had entered into fuel swaps for approximately 635 million gallons at an average price of approximately 54 cents per gallon. These contracts have expiration dates ranging from March 1997 to December 1998.

  The above price does not include taxes, fuel handling costs, certain transportation costs and any differences which may occur from time to time between the prices of commodities hedged and the purchase price of BNSF's diesel fuel.

  BNSF's fuel hedging program covers approximately 35 percent of estimated 1997 fuel purchases and 25 percent of estimated 1998 fuel purchases. Quarterly hedges in 1997 range from 20 percent to 40 percent of anticipated fuel purchases while 1998 hedges approximate 25 percent each quarter. Hedge positions are closely monitored to ensure that they will not exceed actual fuel requirements in any period. Unrecognized gains from BNSF's fuel hedging transactions were approximately $17 million at December 31, 1996 and were not material at December 31, 1995. BNSF also monitors its hedging positions and credit ratings of its counterparties and does not anticipate losses due to counterparty nonperformance.

INTEREST RATE

From time to time, the Company enters into various interest rate hedging transactions for the purpose of managing exposure to fluctuations in interest rates and establishing rates in anticipation of future debt issuances. As of February 7, 1997, BNSF has interest rate swap transactions with a total principal amount of $875 million to fix interest rates on commercial paper debt. The interest rate swap transactions require payment of a weighted average fixed interest rate of approximately 5.8 percent, and the receipt of a variable interest rate based on a commercial paper composite rate. Swap transactions of $625 million, $250 million and $125 million will mature during the years ended December 31, 1997, 1998 and 1999, respectively. Unrecognized losses from BNSF's swap transactions were immaterial at December 31, 1996. During 1995, the Company closed out interest rate swap transactions in conjunction with the issuance of debt (see Note 10: Debt).


LEASES

BNSF has substantial lease commitments for locomotives, freight cars, trailers, office buildings and other property. Most of these leases provide the option to purchase the equipment at fair market value at the end of the lease. However, some provide fixed price purchase options. Future minimum lease payments (which reflect leases having non-cancelable lease terms in excess of one year) as of December 31, 1996 are summarized as follows (in millions):

                                             Capital   Operating
Year ended December 31                       Leases     Leases
---------------------------------------      -------   ---------
1997                                            $ 55      $  322
1998                                              59         272
1999                                              55         216
2000                                              50         169
2001                                              50         142
Thereafter                                       311       1,284
---------------------------------------      -------   ---------
 Total                                           580      $2,405
Less amount representing interest                180   =========
---------------------------------------      -------
Present value of minimum lease payments         $400
                                             =======


  Lease rental expense for all operating leases was $446 million, $352 million and $276 million for the years ended December 31, 1996, 1995 and 1994, respectively. Contingent rentals and sublease rentals were not significant.


OTHER COMMITMENTS

BNSF has entered into commitments to acquire 180 locomotives in 1997. The locomotives will be financed from one or a combination of sources including, but not limited to, cash from operations, leases and debt issuances. The decision on the method used will depend upon the current market conditions and other factors.

  In connection with the closing of the sale of rail lines in southern California in 1992 and 1993, BNSF has entered into various shared use agreements with the agencies, which require BNSF to pay the agencies approximately $6 million annually to maintain track structure and facilities. Additionally, BNSF recorded a $50 million liability in 1993 for an obligation retained by BNSF, which under certain conditions requires a repurchase of a portion of the properties sold.

13. ENVIRONMENTAL AND OTHER CONTINGENCIES
ENVIRONMENTAL

BNSF's operations, as well as those of its competitors, are subject to extensive federal, state and local environmental regulation. BNSF's operating procedures include practices to protect the environment from the environmental risks inherent in railroad operations, which frequently involve transporting chemicals and other hazardous materials. Additionally, many of BNSF's land holdings are and have been used for industrial or transportation related purposes or leased to commercial or industrial companies whose activities may have resulted in discharges onto the property. As a result, BNSF is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), also known as the "Superfund" law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs without regard to fault or the legality of the original conduct on current and former owners and operators of a site. BNSF has been notified that it is a potentially responsible party (PRP) for study and clean-up costs at approximately 32 Superfund sites for which investigation and remediation payments are or will be made or are yet to be determined (the Superfund sites) and, in many instances, is one of several PRPs. In addition, BNSF may be considered a PRP under certain other laws. Accordingly, under CERCLA and other federal and state statutes, BNSF may be held jointly and severally liable for all environmental costs associated with a particular site. If there are other PRPs, BNSF generally participates in the clean-up of these sites through cost-sharing agreements with terms that vary from site to site. Costs are typically allocated based on relative volumetric contribution of material, the amount of time the site was owned or operated, and/or the portion of the total site owned or operated by each PRP.

  Environmental costs include initial site surveys and environmental studies of potentially contaminated sites as well as costs for remediation and restoration of sites determined to be contaminated. Liabilities for environmental clean-up costs are initially recorded when BNSF's liability for environmental clean-up is both probable and a reasonable estimate of associated costs can be made. Adjustments to initial estimates are recorded as necessary based upon additional information developed in subsequent periods. BNSF conducts an ongoing environmental contingency analysis, which considers a combination of factors including independent consulting reports, site visits, legal reviews, analysis of the likelihood of participation in and the ability of other PRPs to pay for clean-up, and historical trend analyses.

  BNSF is involved in a number of administrative and judicial proceedings and other mandatory clean-up efforts at approximately 345 sites, including the Superfund sites, at which it is being asked to participate in the study and/or clean-up of the environmental contamination. BNSF paid approximately $47 million, $31 million and $21 million during 1996, 1995 and 1994, respectively, relating to mandatory clean-up efforts, including amounts expended under federal and state voluntary clean-up programs. BNSF has accruals of approximately $225 million for remediation and restoration of all known sites, including $215 million pertaining to mandated sites, of which approximately $55 million relates to the Superfund sites. BNSF anticipates that the majority of the accrued costs at December 31, 1996 will be paid over the next five years. No individual site is considered to be material. Recoveries received from third parties, net of legal costs incurred, were approximately $31 million during 1995 and were not significant in the years ended December 31, 1996 and 1994.

  Liabilities recorded for environmental costs represent BNSF's best estimates for remediation and restoration of these sites and include both asserted and unasserted claims. Unasserted claims are not considered to be a material component of the liability. Although recorded liabilities include BNSF's best estimates of all costs, without reduction for anticipated recoveries from third parties, BNSF's total clean-up costs at these sites cannot be predicted with certainty due to various factors such as the extent of corrective actions that may be required, evolving environmental laws and regulations, advances in environmental technology, the extent of other PRPs' participation in clean-up efforts, developments in ongoing environmental analyses related to sites determined to be contaminated, and developments in environmental surveys and studies of potentially contaminated sites. As a result, future charges to income for environmental liabilities could have a significant effect on results of operations in a particular quarter or fiscal year as individual site studies and remediation and restoration efforts proceed or as new sites arise. However, expenditures associated with such liabilities are typically paid out over a long period; therefore, management believes that it is unlikely that any identified matters, either individually or in the aggregate, will have a material adverse effect on BNSF's consolidated financial position or liquidity.

  The railroad industry, including BNSF Railway, will become subject to future requirements regulating air emissions from diesel locomotives that may increase their operating costs. Regulations applicable to new locomotive engines were issued by the Environmental Protection Agency in early 1997, with final regulations to be promulgated by the end of the year. It is anticipated that these regulations will be effective for locomotive engines installed after 1999 and through 2010. Under some interpretations of federal law, older locomotive engines may be regulated by states based on standards and procedures which the State of California ultimately adopts. At this time, it is unknown whether California will adopt locomotive emission standards that may differ from federal standards.


OTHER CLAIMS AND LITIGATION

BNSF and its subsidiaries are parties to a number of legal actions and claims, various governmental proceedings and private civil suits arising in the ordinary course of business, including those related to environmental matters and personal injury claims. While the final outcome of these items cannot be predicted with certainty, considering among other things the meritorious legal defenses available, it is the opinion of management that none of these items, when finally resolved, will have a material adverse effect on the annual results of operations, financial position or liquidity of BNSF, although an adverse resolution of a number of these items could have a material adverse effect on the results of operations in a particular quarter or fiscal year.


14. RETIREMENT PLANS

Prior to October 1, 1996, BNSF sponsored noncontributory, defined benefit pension plans through its subsidiaries, BNI and SFP, covering substantially all non-union employees. Additionally, BNI and SFP sponsored nonqualified defined benefit plans for certain officers and other employees. On October 1, 1996, the respective BNI and SFP qualified defined benefit pension plans were merged, creating the qualified BNSF Retirement Plan. The corresponding nonqualified defined benefit plans were merged on October 1, 1996, creating the nonqualified BNSF Supplemental Retirement Plan. The benefits under BNSF's plans are based on years of credited service and the highest five-year average compensation levels. BNSF's funding policy is to contribute annually not less than the regulatory minimum, and not more than the maximum amount deductible for income tax purposes.

  Components of the net pension cost for BNSF's plans, including the prior BNI and SFP plans, were as follows (in millions):

                                                                                           BNSF          BNSF(1)       BNI(2)
Year ended December 31,                                                                    1996           1995         1994
--------------------------------------------------------------------------------         --------     ----------     --------
Service cost, benefits earned during the period                                           $  17        $    11        $    12
Interest cost on projected benefit obligation                                                97             65             50
Actual return on plan assets                                                               (148)          (114)           (25)
Net amortization and deferred amounts                                                        43             61             (1)
Curtailment costs                                                                            --             10             --
Cost of special termination benefits                                                         --             32             --
--------------------------------------------------------------------------------         --------     ----------     --------
 Net pension cost                                                                         $   9        $    65        $    36
                                                                                         ========     ==========     ========

(1) Represents full year BNI combined with SFP for the period from September 22, 1995 through December 31, 1995.

(2) Represents historical BNI only.

  The following table shows the reconciliation of BNSF's and SFP's funded status of the qualified plans and BNI's qualified and nonqualified plans with amounts recorded in the consolidated balance sheet (in millions):

                                                                             BNSF                  BNI            SFP
December 31,                                                                 1996                  1995          1995
------------------------------------------------------------------          -------              ------        -------
Actuarial present value of benefit
Obligations:
Vested benefit obligation                                                   $(1,081)             $(641)        $ (547)
                                                                            =======              ======        =======
Accumulated benefit obligation                                              $(1,161)             $(696)        $ (575)
------------------------------------------------------------------          =======              ======        =======
Projected benefit obligation                                                $(1,247)             $(758)        $ (614)
Plan assets at fair value, primarily marketable equity and
   debt securities                                                            1,320                534            718
------------------------------------------------------------------          -------              ------        -------
Plan assets in excess of (less than) projected benefit obligation                73               (224)           104
Unrecognized net (gain) loss                                                    (63)                93             --
Unrecognized prior service cost                                                 (10)                 2             --
Unamortized net transition obligation                                            15                 20             --
Adjustment required to recognize minimum liability                               --                (53)            --
------------------------------------------------------------------          -------              ------        -------
   Prepaid (accrued) pension asset (liability)                              $    15              $(162)        $  104
------------------------------------------------------------------          =======              ======        =======

  BNSF uses a September 30 measurement date. The prior BNI and SFP plans used measurement dates of December 31 and September 30, respectively. The assumptions used in accounting for the BNSF, BNI and SFP qualified and nonqualified plans were as follows:

                                                         BNSF      BNI      SFP      BNI
                                                         1996     1995     1995     1994
------------------------------------------------        -------   -----   ------   ------
Discount rate                                             7.75%    7.0%    7.5 %     9.0%
Rate of increase in compensation levels                   4.0 %    4.0%    4.0 %     5.5%
Expected long-term rate of return on plan assets          9.5 %    9.5%    9.75%     9.5%

  The following table shows the reconciliation of the BNSF and SFP funded status of the nonqualified supplemental plan with amounts recorded in the consolidated balance sheet (in millions):

                                                         BNSF     SFP
December 31,                                             1996     1995
---------------------------------------------------    -------   ------
Actuarial present value of benefit obligations:
Vested benefit obligation                               $ (31)   $  (7)
---------------------------------------------------    =======   ======
Accumulated benefit obligation                          $ (32)   $  (8)
---------------------------------------------------    =======   ======
Projected benefit obligation                            $ (39)   $ (11)
---------------------------------------------------    -------   ------
Unrecognized net loss                                      14        3
Unrecognized prior service cost                             1       --
Unamortized net transition obligation                       1       --
Adjustment required to recognize mininum liability         (9)      --
---------------------------------------------------    -------   ------
Accrued pension liability                               $ (32)   $  (8)
---------------------------------------------------    =======   ======

  Prior to December 31, 1996, BNSF sponsored 401(k) thrift and profit sharing plans through its subsidiaries, BNI and SFP, which covered substantially all non-union employees and certain union employees. The plans covering non-union employees were merged on December 31, 1996. Under the merged plan, BNSF matches 50 percent of the first 6 percent of non-union employees' contributions, which are subject to certain percentage limits of the employees' earnings, at each pay period. Depending on BNSF's performance, an additional matching contribution of up to 30 percent of the first 6 percent can be made at the end of the year. The prior BNI plan matched 35 percent of the first 6 percent of non-union employees' contributions, at the end of each quarter and depending on BNI's performance, matched an additional 20 to 40 percent at the end of the year. The prior SFP plan matched 100 percent of the first 4 percent of non-union employees' contributions and 25 percent of the first 4 percent of union employees' contributions. Under the prior plans, BNI employees were immediately fully vested in the employer match, while SFP employees became vested on a five year schedule based on length of service. As part of the transition to the BNSF plan, former SFP employees became fully vested in the employee match made through December 31, 1996. Employer contributions made subsequent to December 31, 1996, for all non-union employees, are subject to the five year length of service vesting schedule. BNSF's 401(k) matching expense was $13 million in 1996 and 1995, and $8 million in 1994.

15.  OTHER POSTEMPLOYMENT BENEFIT PLANS

BNSF provides life insurance benefits to eligible former BNI non-union employees. The life insurance plan is noncontributory and covers retirees only. The postretirement benefit cost related to former BNI employees were $1 million in each of the three years ended December 31, 1996, 1995 and 1994, respectively.

  BNSF's policy is to fund benefits payable under the life insurance plan as they come due. The accumulated postretirement benefit obligation related to the former BNI plan was approximately $17 million at December 31, 1996 and 1995.

  Salaried employees of the former SFP who have rendered 10 years of service after attaining age 45 are eligible for both medical benefits and life insurance coverage during retirement. The retiree medical plan is contributory and provides benefits to retirees, their covered dependents and beneficiaries. Retiree contributions are adjusted annually. The plan also contains fixed deductibles, coinsurance and out-of-pocket limitations. The life insurance plan is noncontributory and covers retirees only. Components of SFP's postretirement benefit cost related to former SFP employees relating to its medical and life insurance plans were as follows (in millions):

                                                                                 Life Insurance          Medical
                                                                                      Plan                Plan
                                                                                ----------------     ---------------
                                                                                1996     1995(1)     1996     1995(1)
Service cost                                                                    $ --      $ --       $   5    $  1
Interest cost                                                                      4         1          12       3
Net amortization and deferred amounts                                             --        --          --      (2)
----------------------------------------                                        -----    -------     -----    -----
 Net postretirement benefit cost                                                $  4      $  1       $  17    $  2
----------------------------------------                                        =====    =======     =====    =====

(1) Includes only the components of postretirement benefit cost from September 22, 1995 to December 31, 1995.

  BNSF's policy is to fund benefits payable under the medical and life insurance plans as they come due. The following table shows the reconciliation of the plans' obligations to amounts accrued at December 31, 1996 and 1995 (in millions). The former SFP plan uses a September 30 measurement date.


                                                 Life Insurance      Medical
                                                     Plan              Plan
                                                 --------------   -------------
                                                 1996    1995     1996     1995
                                                 ------  ------   ------   ----
Accumulated postretirement benefit obligation:
 Retirees                                        $  43   $  45    $ 119    $130
 Fully eligible active participants                 --      --       11      15
 Other active participants                           4       4       33      40
                                                 ------  ------   ------   ----
                                                    47      49      163     185
Unrecognized net loss                               (1)     (2)      (3)     (8)
----------------------------------------------   -----   ------   ------   ----
 Accrued postretirement benefit cost             $  46   $  47    $ 160    $177
                                                 =====   ======   ======   ====

  For 1996, the assumed health care cost trend rate for managed care medical costs is 10.5 percent and is assumed to decrease gradually to 5 percent by 2006 and remain constant thereafter. For medical costs not in managed care, the assumed health care cost trend rate is 12 percent and is assumed to decrease gradually to 5 percent by 2006 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation for the medical plan by $20 million and the combined service and interest components of net periodic postretirement benefit cost recognized in 1996 by $2 million.

  For 1996, the weighted-average discount rate assumed in determining the accumulated postretirement benefit obligation was 7.75 percent and the assumed weighted-average salary increase was 4.0 percent.


OTHER PLANS

Under collective bargaining agreements, BNSF participates in multiemployer benefit plans which provide certain postretirement health care and life insurance benefits for eligible union employees. Insurance premiums paid attributable to retirees, which are generally expensed as incurred, were $14 million in 1996, $11 million in 1995 and $10 million in 1994.


16. STOCK OPTIONS, OTHER INCENTIVE PLANS AND OTHER STOCKHOLDERS' EQUITY STOCK OPTIONS

Under BNSF's stock option plan, options may be granted to officers and salaried employees at fair market value of the Company's common stock on the date of grant. Approximately 7.4 million common shares were available for future grant at December 31, 1996. All options expire within 10 years after the date of grant. Shares issued upon exercise of options may be issued from treasury shares or from authorized but unissued shares.

  The Company applies Accounting Principles Board (APB) Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its fixed stock option plans as the exercise price equals the stock price on the date of grant. Had compensation expense been determined for stock options granted in 1996 and 1995 based on the fair value at grant dates consistent with SFAS No. 123 "Accounting for Stock Based Compensation," the Company's pro forma 1996 net income and earnings per share would have been $871 million and $5.58, respectively, and 1995 net income and earnings per share would have been $84 million and $.59, respectively.

  The pro forma amounts were estimated using the Black-Scholes option pricing model with the following assumptions for 1996 and 1995:

                                                   1996            1995
                                                ----------      -----------
Weighted average expected life (years)               3.0            3.0
Expected volatility                                   20%            20%
Annual dividend per share                         $ 1.20         $ 1.20
Risk free interest rate                             6.11%          6.11%
Weighted average fair value of options granted    $13.34         $ 9.41
                                                 -------         ------

  A summary of the status of the stock option plans as of December 31, 1996, 1995 and 1994, and changes during the years then ended, is presented below:

                                                1996                            1995                               1994
                                    ------------------------------     ---------------------------        -------------------------
                                                          Weighted                        Weighted                         Weighted
                                                           Average                         Average                          Average
                                                          Exercise                        Exercise                         Exercise
                                        Options             Prices         Options          Prices            Options        Prices
---------------------------         -----------         ----------     -----------        --------         ----------      --------
Balance at beginning of year          9,598,653         $    37.44       4,119,731          $41.16          3,635,091        $38.24
 Granted                              2,439,380              75.77       1,026,414           58.20            752,690         54.15
 Conversion of SFP 0ptions                   --                 --       5,342,024           29.86                 --            --
 Exercised                           (3,582,964)             34.37        (821,769)          31.27           (184,088)        33.42
 Cancelled                             (199,784)             64.01         (67,747)          55.29            (83,962)        47.82
                                    -----------         ----------     -----------        --------         ----------      --------
 Balance at end of year               8,255,285         $    49.46       9,598,653          $37.44          4,119,731        $41.16
---------------------------         ===========         ==========     ===========        ========         ==========      ========
Options exercisable at year
 end                                  5,934,124                          7,465,135                          2,950,427

The following table summarizes information regarding stock options outstanding at December 31, 1996:


Range of                        Options            Options           Weighted Average      Weighted
Exercise prices                 Outstanding        Exercisable       Remaining Life        Exercise Prices
----------------                -----------        -----------       ----------------      ---------------
$09.04 to $24.27                2,216,025          2,216,025            5.2 years              $19.76
$25.85 to $49.66                1,041,198          1,041,198            4.5 years              $36.64
$50.58 to $73.88                2,655,216          2,655,216            7.3 years              $56.04
$74.50 to $74.50                1,907,297                 --            9.1 years              $74.50
$80.19 to $86.63                  435,549             21,685            8.8 years              $82.07(1)
                                ---------          ---------
$09.04 to $86.63                8,255,285          5,934,124            6.9 years              $39.18
                                =========          =========

(1) The weighted average exercise price of options outstanding approximates the weighted average exercise price of options exercisable.



OTHER INCENTIVE PLANS

BNSF has other long-term incentive programs in addition to stock options which are administered separately on behalf of employees.

  BNSF shareholders adopted the BNSF 1996 Stock Incentive Plan and the Non-Employee Directors' Stock Plan (NEDS), two omnibus stock plans, at the Annual Meeting of Shareholders on April 18, 1996. Under the BNSF Stock Incentive Plan and NEDS, up to 10,000,000 and 300,000 shares of BNSF common stock, respectively have been authorized to be issued in the form of stock options, restricted stock, performance shares and performance units.

  During 1996, BNSF awarded a total of approximately 400,000 shares of restricted stock to eligible employees and directors. No cash payment is required by the individual.

  Shares awarded under the plans may not be sold, transferred or used as collateral by the holder until the shares awarded become free of restrictions. The restrictions will be lifted in thirds over three years beginning on the third anniversary of the grant date if certain stock-price-based performance goals are met. If, however, the performance goals are not met, the restricted shares will be forfeited. All shares still subject to restrictions are generally forfeited and returned to the plan if the employee's or director's relationship is terminated. A total of 369,000 restricted shares related to this award were outstanding as of December 31, 1996.

  Additionally, under the BNSF 1996 Stock Incentive Plan certain eligible employees may defer the cash payment of their bonus paid under the Incentive Compensation Plan (ICP) and will receive restricted stock which restrictions lapse in three years or in two years if certain performance goals are met. The number of restricted shares awarded are based on the amount of bonus deferred, plus incremental shares, using the market price of BNSF common stock on the date of grant. Restricted awards granted under this program totaled 81,000 shares in 1996. A total of 220,000 awards were outstanding under this and prior programs on December 31, 1996.

  In addition, all regularly-assigned salaried employees not eligible to participate in deferrals under the ICP are eligible to participate in the BNSF Discounted Stock Purchase Program. This program allows employees to use their bonus earned under the ICP to purchase BNSF common stock at a discount from the market price and requires that the stock be restricted for a three-year period. During the years ended December 31, 1996, 1995 and 1994, 29,000, 39,000 and 32,000 shares were purchased under this plan.

  Compensation expense is recorded for these BNSF plans in accordance with APB Opinion 25 and was not material in 1996, 1995 or 1994.

OTHER STOCKHOLDERS' EQUITY

As a result of the Merger, certain investments in third parties held by both BNI and SFP, which were previously recorded on the cost method, were converted to the equity method due to BNSF's combined ownership position and ability to exercise significant influence. As such, $26 million, which is net of deferred taxes of $17 million, was recorded in 1995 as an increase to retained earnings to reflect BNI's undistributed equity in earnings since initial investment. SFP's investments were adjusted to fair value upon the application of purchase accounting.

17.  COMMON STOCK AND PREFERRED CAPITAL STOCK
COMMON STOCK

BNSF is authorized to issue 300,000,000 shares of common stock, $.01
Par Value. At December 31, 1996, there were 154,001,966 shares of common stock outstanding. Each holder of common stock is entitled to one vote per share in the election of directors and on all matters submitted to a vote of stockholders. Subject to the rights and preferences of any future issuance of preferred stock, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors out of funds legally available and to share ratably in all assets available for distribution to stockholders upon dissolution or liquidation. No holder of common stock has any preemptive right to subscribe for any securities of BNSF.

PREFERRED STOCK, SERIES A, $.01 PAR VALUE, AUTHORIZED 25,000,000 SHARES

In 1992, BNI issued 6,900,000 shares of 6 1/4% Cumulative Convertible Preferred Stock, Series A, No Par Value. The convertible preferred stock was not redeemable prior to December 1995. In September 1995, the outstanding BNI shares were converted to 6,878,607 shares of BNSF 6 1/4 Cumulative Convertible Preferred Stock, $.01 par value. In October 1995, the Board of Directors voted to redeem BNSF's 6 1/4% Cumulative Convertible Preferred Stock, Series A, $.01 par value, effective December 26, 1995, at the redemption price of $52.1875 per share. The majority of the holders of this preferred stock elected to convert their shares into BNSF common stock as BNSF's common stock price was significantly higher than the redemption price. As such, the cash payment for shares redeemed was not significant.

CLASS A PREFERRED STOCK, $.01 PAR VALUE, AUTHORIZED 50,000,000 SHARES -- ZERO SHARES ISSUED

At December 31, 1996, BNSF had available for issuance 50,000,000 shares of Class A Preferred Stock, $.01 Par Value. The Board of Directors has the authority to issue such stock in one or more series, to fix the number of shares and to fix the designations and the powers, rights, and qualifications and restrictions of each series.


18. QUARTERLY FINANCIAL DATA  -- UNAUDITED
(Dollars in millions, except per share data)                           Fourth         Third         Second         First
--------------------------------------------------------------       ----------     --------     ----------      ---------
1996
Revenues(1)                                                          $ 2,092        $ 2,044        $ 2,024       $ 2,027
Operating income                                                         469            476            418           385
--------------------------------------------------------------       ----------     --------     ----------      ---------
Net income                                                           $   244        $   247        $   211       $   187
--------------------------------------------------------------       ----------     --------     ----------      ---------
Primary and fully diluted  earnings per common share                 $  1.56        $  1.58        $  1.35       $  1.21
--------------------------------------------------------------       ----------     --------     ----------      ---------
Dividends declared per common share                                  $   .30        $   .30        $   .30       $   .30
Common stock price:
 High                                                                $90 1/8        $86 3/4        $88 3/4       $87 1/8
 Low                                                                  77 7/8         76 1/4         77 7/8        73 1/2

1995
Revenues(1)                                                          $ 2,087        $ 1,455        $ 1,279       $ 1,342
Operating income (loss)(2)                                              (175)           254            242           205
 Income (loss) before extraordinary item and
  cumulative effect of change in accounting method                      (160)           133            124           101
 Extraordinary item, loss on early retirement of debt,
  net of tax(3)                                                           (6)            --             --            --
 Cumulative effect of change in accounting method, net of tax(4)          --             --             --          (100)
--------------------------------------------------------------       ----------     --------     ----------      ---------
Net income (loss)                                                    $  (166)       $   133        $   124       $     1
--------------------------------------------------------------       ----------     --------     ----------      ---------
Primary earnings (loss) per common share:(4)
 Income (loss) before extraordinary item and
  change in accounting method                                        $ (1.15)       $  1.32        $  1.31       $  1.05
 Extraordinary item                                                    (0.04)            --             --            --
 Change in accounting method                                              --             --             --         (1.11)
                                                                     ----------     --------     ----------      ---------
Primary earnings (loss) per common share                             $ (1.19)       $  1.32        $  1.31       $ (0.06)
--------------------------------------------------------------       ----------     --------     ----------      ---------
Fully diluted earnings (loss) per common share:(5)
 Income (loss) before  extraordinary item and
  change in accounting method                                        $ (1.15)       $  1.28        $  1.26       $  1.05
 Extraordinary item                                                    (0.04)            --             --            --
 Change in accounting method                                              --             --             --         (1.11)
--------------------------------------------------------------       ----------     --------     ----------      ---------
Fully diluted earnings (loss) per common share                       $ (1.19)       $  1.28        $  1.26       $ (0.06)
--------------------------------------------------------------       ----------     --------     ----------      ---------
Dividends declared per common share                                  $   .30        $   .30        $   .30       $   .30
Common stock price:
 High                                                                $83 7/8        $76 1/4        $63 5/8       $60 1/8
 Low                                                                  71 1/4         62 5/8         56 1/8        47 1/2
--------------------------------------------------------------       ----------     --------     ----------      ---------

(1) Amounts do not agree to previously reported amounts due to certain reclassifications between revenues and expenses which were not significant.

(2) Results include pre-tax charges of $587 million, $106 million, $10 million and $32 million for the fourth, third, second and first quarters of 1995, respectively related to merger, severance and asset charges as discussed in
    Note 3.

(3) Results for the fourth quarter include the loss on defeasance of BNI 9% debentures of $6 million, net of $3 million income tax benefit, or $.04 per share, treated as an extraordinary item.

(4) Effective January 1, 1995, BNSF changed its accounting for locomotive overhauls. The cumulative effect of this change attributable to years prior to 1995 was to decrease net income by $100 million, or $1.11 per share.

(5) Fully diluted earnings per share are antidilutive for the first and fourth quarters of 1995; therefore, the amounts reported for primary and fully diluted earnings per share are the same. Amounts do not total to the annual earnings per share because each quarter and the year are calculated separately based on average outstanding shares and common share equivalents during that period.